SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 1)

The ExOne Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

302104104

(CUSIP Number)

S. Kent Rockwell

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

(724) 863-9663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed to terminate and withdraw the Schedule 13D filed on February 21, 2013 (the “Original Schedule 13D”) by S. Kent Rockwell with respect to his beneficial ownership of shares of common stock of The ExOne Company (the “Company”).

The Original Schedule 13D was inadvertently filed. The ExOne Company engaged in an initial public offering of its common stock in February 2013. As a result of the initial public offering, the Company’s common stock was registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (“1934 Act”). Mr. Rockwell owned all of his shares of common stock of the Company listed on the Original Schedule 13D prior to the Company’s initial public offering. Accordingly, Mr. Rockwell was not required (and is not currently required) to file a Schedule 13D pursuant to Section 13(d) of the 1934 Act, and, Mr. Rockwell hereby amends the Original Schedule 13D to withdraw and terminate the Original Schedule 13D. Mr. Rockwell will be required to report his beneficial ownership of shares of the Company’s common stock on a Schedule 13G on or before February 14, 2014 assuming that his beneficial ownership as of December 31, 2013 exceeds five percent (5%) of the Company’s shares of common stock. As required, Mr. Rockwell will file a Schedule 13G on or before February 14, 2014 to report his beneficial ownership of common stock of the Company.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true and correct.

Dated: June 26, 2013

By:	/s/ S. Kent Rockwell
S. Kent Rockwell